UnitedHealth Group
9900 Bren Road East Minnetonka MN 55343

May 26, 2011

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Attn:     Frank Wyman

Re:	UnitedHealth Group Incorporated

Form 10-K for Fiscal Year Ended December 31, 2010

File No. 001-10864

Dear Mr. Wyman:

On behalf of UnitedHealth Group Incorporated (the Company), this letter responds to the oral comment from the staff (Staff) of the Securities and Exchange Commission (the Commission) regarding the Company’s response, dated May 11, 2011, to the fifth comment contained in the Staff’s letter, dated April 27, 2011, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (2010 10-K).

Consistent with the discussion between the Company and the Staff on May 24, 2011 regarding the second paragraph under the “Legal Matters” heading in the “Commitments and Contingencies” note to the Company’s financial statements, the Company confirms that only the phrase “except as otherwise noted below” would be deleted from such paragraph. The revised paragraph would read as follows (deletions from 2010 10-K language stricken):

The Company records liabilities for its estimates of probable costs resulting from these matters where appropriate. Estimates of probable costs resulting from legal and regulatory matters involving the Company are inherently difficult to predict, particularly where the matters: involve indeterminate claims for monetary damages or may involve fines, penalties or punitive damages; present novel legal theories or represent a shift in regulatory policy; involve a large number of claimants or regulatory bodies; are in the early stages of the proceedings; or could result in a change in business practices. Accordingly, ~~except as otherwise noted below,~~ the Company is unable to estimate the losses or ranges of losses for those matters where there is a reasonable possibility or it is probable that a loss may be incurred.

***

Securities and Exchange Commission

May 26, 2011

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call me at (952) 936-5778 with any questions.

Sincerely,

/s/ Eric S. Rangen

Eric S. Rangen

Senior Vice President and Chief Accounting Officer